UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

For the month of May 2021

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 13, 2021, Sol-Gel Technologies Ltd. (the “Company”) issued two press releases: (i) a press release announcing exclusive licenses with Galderma for the commercialization of EPSOLAY® and TWYNEO® in the United States and (ii) a press release announcing the Company’s pipeline update and future development plans.

Attached hereto are the following exhibits:

Exhibit 99.1	Press release announcing exclusive licenses with Galderma for the commercialization of EPSOLAY® and TWYNEO® in the United States

Exhibit 99.2	Press release announcing the Company’s pipeline update and future development plans

This 6-K and Exhibits 99.1 and 99.2 are hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statement on Form F-3 (Registration No. 333-230564).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: June 28, 2021	By:	/s/ Gilad Mamok
Gilad Mamlok
Chief Financial Officer